================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               -----------------
                               AMENDMENT NO. 3
                                      TO
                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               -----------------

                         WESTERN NATIONAL CORPORATION
                             (NAME OF THE ISSUER)

                         WESTERN NATIONAL CORPORATION
                            ASTRO ACQUISITION CORP.
                         AMERICAN GENERAL CORPORATION
                      (NAME OF PERSONS FILING STATEMENT)
                               -----------------
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  958845109
                               (CUSIP Numbers of
                             Class of Securities)

      MORRIS J. KRAMER, ESQ.                       JAMES C. MORPHY, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER                     SULLIVAN & CROMWELL
          & FLOM LLP                                  125 BROAD STREET
       919 THIRD AVENUE                             NEW YORK, NY  10004
     NEW YORK, NY  10022                               (212) 558-4000
       (212) 735-3000

     (NAME, ADDRESS AND TELEPHONE OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

a.   [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.   [X]   The filing of a registration statement under the Securities Act of
           1933.
c.   [_]   A tender offer.
d.   [_]   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]
================================================================================

                                  INTRODUCTION

     This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment No. 3 to Schedule 13E-3") is being filed as an amendment to the
Schedule 13E-3 originally filed with the Commission on October 29, 1997 and subsequently amended on December 19, 1997 and January 16, 1998 by Western National Corporation, a Delaware corporation (the "Company"), and American General Corporation, a Texas corporation ("American General"), and Astro Acquisition Corp, a Delaware corporation ("Merger Sub"), in connection with the proposed merger (the "Merger") of Merger Sub with and into the Company pursuant to an Agreement and Plan of Merger, dated as of September 11, 1997 and amended as of January 15, 1998 (the "Merger Agreement"), by and among the Company, American General and Merger Sub.

     The Merger Agreement provides for the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"). Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, par value $.001 per share, of the Company (the "Common Shares"), issued and outstanding immediately prior to the Effective Time (except Common Shares held by the Company as treasury stock and Common Shares owned by American General or any of its subsidiaries) will be converted into and become exchangeable for, at the election of the holder thereof, the right to receive
(i)$29.75 in cash (the "Cash Consideration") or (ii) the number of shares of common stock, par value $.50 per share, of American General (the "Stock Consideration") equal to the ratio determined by dividing $29.75 by the Average AGC Price (as defined in the Proxy Statement/Prospectus); provided, however, that upon the terms and subject to the conditions set forth in the Merger Agreement, the Cash Consideration and Stock Consideration will be adjusted if the Average AGC Price is equal to or less than $47.00 or equal to or greater than $53.00.

     This Amendment No. 3 to Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with an amendment to the registration statement on Form S-4 filed by American General (the "Amended Proxy Statement/Prospectus"). A copy of the Amended Proxy Statement/Prospectus is attached hereto as Exhibit (d)(1). The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Amended Proxy Statement/Prospectus of the information required to be included in this Amendment No. 3 to Schedule 13E-3. The information contained in the Amended Proxy Statement/Prospectus, including all the annexes thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Amended Proxy Statement/Prospectus and the annexes thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Proxy Statement/Prospectus.


         ITEM NUMBER AND
     CAPTION IN SCHEDULE 13E-3         LOCATION IN THE PROXY STATEMENT
     -------------------------         -------------------------------
1.   ISSUER AND CLASS OF SECURITY
     SUBJECT TO THE TRANSACTION
     (a)                               "Summary of Proxy Statement/Prospectus,"
                                         and "Certain Information
                                         Concerning Western National"
     (b)                               "Summary of Proxy Statement/Prospectus"
                                         and "The Special Meeting"
     (c)                               "Summary of Proxy Statement/Prospectus"
                                         and "Market Price Data and Dividends"
     (d)                               "Market Price Data and Dividends"
     (e)                               Not Applicable
     (f)                               "Special Factors--Background of the
                                         Merger" "Special Factors--Certain
                                         Transactions in Company Common Stock"

2.    IDENTITY AND BACKGROUND         "Summary of Proxy Statement/Prospectus,"
                                      "Certain Information Concerning American
                                       General" and "Certain Information
                                       Concerning Western National"

3.    PAST CONTACTS, TRANSACTIONS OR
      NEGOTIATIONS
      (a)(1)                           "Special Factors"
      (a)(2)                           "Special Factors"
      (b)                              "Special Factors"

4.   TERMS OF THE TRANSACTION
     (a)                               "Summary of Proxy Statement/Prospectus,"
                                       "Special Factors" and "The Proposed
                                       Merger"
     (b)                               "Summary of Proxy Statement/Prospectus,"
                                       "Special Factors" and "The Proposed
                                       Merger"

5.   PLANS OR PROPOSALS OF THE
     ISSUER OR AFFILIATE
     (a) - (g)                         "Special Factors -- Purpose and Structure
                                       of the Merger" and "Special Factors --
                                       Certain Effects of the Merger; Plans
                                       for the Company after the Merger"

6.   SOURCE AND AMOUNTS OF FUNDS
     OR OTHER CONSIDERATION
     (a) - (c)                         "Special Factors -- Source and Amount of
                                       Funds" and "The Proposed Merger --The
                                       Merger Agreement --Expenses "

     (d)                               Not Applicable

7.   PURPOSE(S), ALTERNATIVES,
     REASONS AND EFFECTS
     (a) - (c)                         "Special Factors -- Background of the
                                       Merger," "Special Factors -- Purpose and
                                       Structure of the Merger," "Special
                                       Factors -- Recommendation of the Board of
                                       Directors of the Company and the Special
                                       Committee of: Fairness of the Merger,"
                                       "Special Factors -- Opinion of Western
                                       National's Financial Advisor;" "Special
                                       Factors -- Opinion of American General's
                                       Financial Advisor" and "Special Factors

                                       -- Certain Effects of the Merger; Plans
                                       for the Company after the Merger,"
     (d) "Special Factors -- Purpose and Structure of the Merger," "Special Factors --
                                       Interests of Certain Persons in the
                                       Merger," "Special Factors -- Certain
                                       Effects of the Merger; Plans for the
                                       Company after the Merger," "Special
                                       Factors -- Certain Federal Income Tax
                                       Consequences of the Merger," "Special
                                       Factors -- Accounting Treatment" and
                                       "The Proposed Merger Agreement --
                                       Conversion of Shares"

8.   FAIRNESS OF THE TRANSACTION
     (a) - (e)                         "The Special Meeting -- Votes Required;
                                       Voting Rights," "Special Factors --
                                       Background of the Merger," "Special
                                       Factors -- Purpose and Structure of the
                                       Merger," "Special Factors --
                                       Recommendation of the Board of Directors
                                       of the Company and the Special Committee;
                                       Fairness of the Merger," " Special
                                       Factors -- Opinion of Western National's
                                       Financial Advisor" and "Special Factors
                                       -- Opinion of American General's
                                       Financial Advisor "

     (f)                               Not Applicable

9.   REPORTS, OPINIONS, APPRAISALS
     AND CERTAIN NEGOTIATIONS
     (a) - (c)                         "Special Factors -- Background of the
                                       Merger," "Special Factors --
                                       Recommendation of the Board of Directors
                                       of the Company and the Special Committee;
                                       Fairness of the Merger," "Special Factors
                                       -- Opinion of Western National's
                                       Financial Advisor" and "Special Factors
                                       -- Opinion of American General's
                                       Financial Advisor "

10.  INTEREST IN SECURITIES OF THE
     ISSUER
     (a)                               "Security Ownership" "Special Factors --
                                       Background of the Merger" and "Special
                                       Factors -- Interests of Certain Persons
                                       in the Merger"
     (b)                               Not Applicable
11.  CONTRACTS, ARRANGEMENTS OR
     UNDERSTANDINGS WITH RESPECT
     TO THE ISSUER'S SECURITIES        "Summary of Proxy Statement/Prospectus,"
                                       "Special Factors -- Background of the
                                       Merger," "The Proposed Merger --
                                       Conversion of Shares," "The Proposed
                                       Merger -- The Merger Agreement --
                                       Conditions to the Merger" and "The
                                       Proposed Merger -- Votes Required, Voting
                                       Rights"

12.  PRESENT INTENTION AND
     RECOMMENDATION OF CERTAIN
     PERSONS WITH REGARD TO THE
     TRANSACTION
     (a) - (b)                         "Summary of Proxy Statement/Prospectus,"
                                       "Special Factors -- Background of the
                                       Merger," "Special Factors --
                                       Recommendation of the Board of Directors
                                       of the Company and the Special Committee;
                                       Fair-


                                       ness of the Merger" and "The Special
                                       Meeting -- Votes Required; Voting Rights"

13.  OTHER PROVISIONS OF THE
     TRANSACTION
     (a)                               "Summary of Proxy Statement/Prospectus"
                                       and "The Proposed Merger -- Rights of
                                       Dissenting Stockholders"
     (b)                               Not Applicable
     (c)                               Not Applicable

14.  FINANCIAL INFORMATION
     (a)                               "Summary of Proxy Statement/Prospectus --
                                       Summary Historical Financial Data of
                                       Western National," "Summary of Proxy
                                       Statement/Prospectus -- Summary
                                       Historical Financial Data of American
                                       General," "Selected Historical Financial
                                       Data of Western National" and "Selected
                                       Historical Financial Data of American
                                       General"
     (b)                               "Summary of Proxy Statement/Prospectus --
                                       Summary Pro Forma Per Share and Other
                                       Data"

15.  PERSONS AND ASSETS EMPLOYED,
     RETAINED OR UTILIZED
     (a)                               "Special Factors -- Interests of Certain
                                       Persons in the Merger," "Special Factors--
                                       Post-Acquisition Compensation and
                                       Benefits," and "The Proposed Merger --The
                                       Merger Agreement -- Expenses"
    (b)                               "The Special Meeting -- Solicitation of
                                       Proxies"

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

          (a) The information set forth in "Summary of Proxy
Statement/Prospectus," and "Certain Information Concerning Western National" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (b) The information set forth in "Summary of Proxy
Statement/Prospectus" and "The Special Meeting" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (c)  The information set forth in "Summary of Proxy
Statement/Prospectus" and "Market Price Data and Dividends" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (d) The information set forth in "Market Price Data and Dividends" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (e)  Not Applicable.

          (f) The information set forth in "Special Factors -- Background of the Merger" and "Special Factors -- Certain Transactions in Company Common Stock" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND


          (a) - (d) and (g) This Amendment No. 3 to Schedule 13E-3 is being filed by the Company, and by Astro Acquisition Corporation and American General as affiliates of the Company. The Company is the issuer of the common stock which is the subject of the Rule 13e-3 transaction. The information set forth in "Summary of Proxy Statement Prospectus," "Certain Information Concerning American General" and "Certain Information Concerning Western National" in the Amended Proxy Statement/Prospectus is incorporated herein by reference.

          The following is certain information regarding the Company's affiliates.

          American General Corporation was incorporated in the State of Texas. Its address is 2929 Allen Parkway, 36th Floor, Houston, Texas 77019.

          Astro Acquisition Corp. was incorporated in the State of Delaware. The mailing address is c/o American General Corporation, 2929 Allen Parkway, 36th Floor, Houston, Texas 77019.

          (e) - (f) During the last five years, no person listed above has been convicted in a criminal proceeding or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

          (a) (1) The information set forth in "Special Factors" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (a) (2) The information set forth in "Special Factors" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (b) The information set forth in "Special Factors" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION

          (a) The information set forth in "Summary of Proxy
Statement/Prospectus," "Special Factors" and "The Proposed Merger" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (b) The information set forth in "Summary of Proxy
Statement/Prospectus," "Special Factors" and "The Proposed Merger" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

          (a) - (g) The information set forth in "Special Factors -- Purpose and Structure of the Merger" and "Special Factors -- Certain Effects of the Merger; Plans for the Company after the Merger" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 6.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          (a) - (c) The information set forth in "Special Factors -- Source and Amount of Funds" and "The Proposed Merger --The Merger Agreement -- Expenses" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (d)  Not Applicable.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

          (a) - (c) The information set forth in "Special Factors -- Background of the Merger;" "Special Factors -- Purpose and Structure of the Merger;" "Special Factors -- Recommendation of the Board of Directors of the Company and the Special Committee; Fairness of the Merger," "Special Factors -- Opinion of Western National's Financial Advisor," "Special Factors -- Opinion of American General's Financial Advisor," and "Special Factors -- Certain Effects of the Merger; Plans for the Company after the Merger" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (d) The information set forth in "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Special Factors -- Post Acquisition Compensation and Benefits" "Special Factors -- Certain Effects of the Merger; Plans for the Company after the Merger," "The Merger Agreement -- Certain Federal Income Tax Consequences of the Merger," "Special Factors -- Accounting Treatment," "The Proposed Merger Agreement -- Conversion of Shares," "Summary of Proxy Statement/Prospectus -- Summary Pro Forma Per Share and Other Data" and "Risk Factors" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

          (a) - (e)   The information set forth in "The Special Meeting -- Votes
Required; Voting Rights," "Special Factors -- Background of the Merger;" "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Recommendation of the Board of Directors and the Special Committee of the Company; Fairness of the Merger," "Special Factors -- Opinion of Western National's Financial Advisor" and "Special Factors -- Opinion of American General's Financial Advisor" in the Amended Proxy Statement/Prospectus is hereby incorporated by reference.

          (f)  Not Applicable.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

          (a) - (c) The information set forth in "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Board of Directors of the Company and the Special Committee; Fairness of the Merger," "Special
Factors -- Opinion of Western National's Financial Advisor" and "Special
Factors -- Opinion of American General's Financial Advisor" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          A copy of the DLJ Opinion is attached as Annex B to the Amended Proxy Statement/Prospectus; and a copy of the Goldman Sachs opinion is attached as Annex C to the Amended Proxy Statement/Prospectus.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The information set forth in "Security Ownership" and "Special Factors -- Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (b)  Not Applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The information set forth in "Summary of Proxy Statement/Prospectus," "Special Factors -- Background of the Merger," "The Proposed Merger --Conversion of Shares," "The Proposed Merger -- The Merger Agreement -- Conditions to the Merger" and "The Proposed Merger -- Votes Required; Voting Rights" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

          (a) - (b) The information set forth in "Summary of Proxy Statement/Prospectus," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Board of Directors of the Company and the Special Committee; Fairness of the Merger" and "The Special Meeting -- Votes Required; Voting Rights" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

          (a) The information set forth in "Summary of Proxy
Statement/Prospectus" and "The Proposed Merger -- Rights of Dissenting Stockholders" in the Amended Proxy Statement/Prospectus is hereby incorporated by reference.

          (b)  Not Applicable.

          (c)  Not Applicable.

ITEM 14.  FINANCIAL INFORMATION.

          (a) The information set forth in "Summary of Proxy Statement/Prospectus -- Summary Historical Financial Data of Western National;" "Summary of Proxy Statement/Prospectus -- Summary Historical Financial Data of American General," "Selected Historical Financial Data of American General" and "Selected Historical Financial Data of Western National" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (b) The information set forth in "Summary of Proxy
Statement/Prospectus -- Summary Pro Forma Per Share and Other Data" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

          (a) The information set forth in "Special Factors -- Interests of Certain Persons in the Merger," "The Proposed Merger -- The Merger Agreement -- Expenses" and "Special Factors -- Post-Acquisition Compensation and Benefits" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

          (b) The information set forth in "The Special Meeting -- Solicitation of Proxies" in the Amended Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

          The information set forth in the Amended Proxy Statement/Prospectus and the Annexes thereto is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

          (a) Not Applicable.

          (b)(1) Opinion of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), financial advisor to the Special Committee of the Board of Directors of Western National Corporation included as Annex B in the Amended Proxy Statement/Prospectus is hereby incorporated by reference.

          (b)(2) Written materials prepared by DLJ for the Special Committee of the Board of Directors of Western National Corporation.*

          (b)(3) Opinion of Goldman, Sachs & Co. ("Goldman Sachs"), financial advisor to the Board of Directors of American General Corporation included as Annex C in the Amended Proxy Statement/Prospectus is hereby incorporated by reference.

          (b)(4) Discussion materials prepared by Goldman Sachs for the Board of Directors of American General Corporation.*


          (c)(1) Agreement and Plan of Merger, dated as of September 11, 1997 and amended as of January 15, 1998, by and among Western National Corporation, American General Corporation and Astro Acquisition Corporation included as Annex A in the Amended Proxy Statement/Prospectus is hereby incorporated by reference.

          (d) The Amended Proxy Statement/Prospectus relating to the proposed Merger is hereby incorporated by reference.

          (e) The information set forth in "Comparison of Stockholder Rights-- Dissenters' Rights" and Section 262 from the Delaware General Corporation Law Regarding Appraisal Rights included as Annex D in the Amended Proxy Statement/Prospectus is hereby incorporated by reference.

          (f) Not Applicable.


----------------
     * Previously Filed

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               January 26, 1998
                                        ----------------------------
                                                   (Date)

                                          /s/ Nicholas R. Rasmussen
                                        ----------------------------
                                                 (Signature)

                                            Nicholas R. Rasmussen
                                        ----------------------------
                                                   (Name)
                                        American General Corporation


                                               January 26, 1998
                                        ----------------------------
                                                   (Date)

                                              /s/ Pamela J. Penny
                                        ----------------------------
                                                 (Signature)

                                              Pamela J. Penny
                                        ----------------------------
                                                   (Name)
                                           Astro Acquisition Corp.


                                             January 26, 1998
                                        ----------------------------
                                                   (Date)

                                             /s/ Dwight L. Cramer
                                        ----------------------------
                                                 (Signature)

                                                Dwight L. Cramer
                                        ----------------------------
                                                   (Name)
                                        Western National Corporation